Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2023

Friedberg, Germany, November 16, 2023 — voxeljet AG (NASDAQ: VJET) (the ‘Company’, ‘voxeljet’, or ‘we’), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2023.

Highlights - Third Quarter 2023 compared to the Third Quarter 2022

●	Total revenues for the third quarter increased 7.5% to kEUR 6,167 from kEUR 5,735
●	Gross profit margin decreased to 26.8% from 28.7%
●	Systems revenues increased 25.2% to kEUR 3,386 from kEUR 2,704
●	Services revenues decreased 8.2% to kEUR 2,781 from kEUR 3,031
●	Refine in part our full year 2023 guidance, to reflect the upper end of our prior revenue guidance and lowered expenditures

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “Demand for our products remains at a high level in all regions. Supply chain issues are becoming less critical; accordingly, we are targeting the upper end of our full-year sales guidance for 2023. Everyone at voxeljet is fully focused on making the fourth quarter of this year our best quarterly result ever. Another key priority in this market environment is to preserve cash: we have launched an initiative to reduce costs without jeopardizing our growth targets. This took effect in the third quarter of this year and includes lower OPEX, CapEx and personnel costs. Our goal is to achieve break-even adjusted EBITDA on a full-year basis by 2025 at the latest.”

Three Months Ended September 30, 2023 Results

Revenues for the third quarter of 2023 increased by 7.5% to kEUR 6,167 compared to kEUR 5,735 in the third quarter of 2022.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 25.2% to kEUR 3,386 in the third quarter of 2023 from kEUR 2,704 in last year’s third quarter. The Company sold three new 3D printers in the third quarter of 2023 compared to one new and one used and refurbished 3D printer in last year’s third quarter resulting in significantly higher revenue from the sale of 3D printers. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues slightly decreased in the third quarter year-over-year. Systems revenues represented 54.9% of total revenues in the third quarter of 2023 compared to 47.1% in last year’s third quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 8.2% to kEUR 2,781 in the third quarter of 2023 from kEUR 3,031 in the comparative period of 2022. This was due to lower revenue contributions from our subsidiary voxeljet America Inc. (‘voxeljet America’), our German service center as well as our subsidiary voxeljet China Co. Ltd. (‘voxeljet China’). The decrease reflected a lower market demand in all of our sales regions in the third quarter of 2023, compared to last year’s same period.

Cost of sales were kEUR 4,515 for the third quarter of 2023 compared to kEUR 4,089 for the third quarter of 2022.

Gross profit and gross profit margin were kEUR 1,652 and 26.8%, respectively, in the third quarter of 2023 compared to kEUR 1,646 and 28.7%, respectively, in the third quarter of 2022.

Gross profit for our Systems segment increased to kEUR 829 in the third quarter of 2023 from kEUR 651 in the third quarter of 2022. Additionally, gross profit margin for this segment increased to 24.5% in the third quarter of 2023 compared to 24.1% in the third quarter of 2022. Gross profit from the sale of 3D printers increased in line with the increase in revenue, while gross profit margin decreased due to a less favorable product mix. Systems-related revenues gross profit and gross profit margin improved significantly mainly due to lower quarter over quarter expenses from the change in valuation allowance for inventories following the Company’s inventory reserve policy amounting to kEUR 77 negative for the third quarter of 2023 compared to kEUR 263 negative in last year’s same period.

Gross profit for our Services segment decreased to kEUR 823 in the third quarter of 2023 compared to kEUR 995 in the third quarter of 2022. Additionally, gross profit margin for this segment decreased to 29.6% in the third quarter of 2023 from 32.8% in the third quarter of 2022. The main driver for the decline in gross profit, and gross profit margin were lower contributions from our German operation and from our Chinese service center. This was a result of lower utilization of both service centers in line with the substantial decreases in revenues. Gross profit contributions from our American service center decreased related to the decline in revenues, while gross profit margin was almost flat.

Selling expenses were kEUR 1,790 for the third quarter of 2023 compared to kEUR 2,015 in the third quarter of 2022. This decrease was mainly related to lower distribution expenses. Distribution expenses such as shipping and packaging are a main driver of selling expenses, and not only depend on the amount of revenue, but also on quantities and types of products sold and the destinations of where those goods are being delivered. Therefore, distribution expenses can vary noticeably from quarter to quarter.

Administrative expenses were kEUR 1,782 for the third quarter of 2023 compared to kEUR 1,566 in the third quarter of 2022. This increase was mainly related to higher advisor fees related to communication with financial institutions in connection with funding activities.

Research and development (‘R&D’) expenses decreased to kEUR 1,534 in the third quarter of 2023 from kEUR 1,673 in the third quarter of 2022. The decrease of kEUR 139 was mainly due to lower usage of external services, lower material consumption as well as lower personnel expenses. R&D expenses can vary from quarter to quarter and are usually driven by variations in project types and phases.

Other operating expenses in the third quarter of 2023 were kEUR 181 compared to kEUR 159 in the prior year period. This was mainly due to higher losses from foreign currency transactions of kEUR 171 for the third quarter of 2023 compared to kEUR 100 for the third quarter of 2022.

Other operating income was kEUR 837 for the third quarter of 2023 compared to kEUR 1,227 in the third quarter of 2022. The decrease was mainly due to lower gains from foreign currency transactions, which decreased to kEUR 349 for the third quarter of 2023 from kEUR 763 in last year’s third quarter. This was partially offset by higher cost reimbursements for R&D expenses amounting to kEUR 259 for the third quarter of 2023, compared to kEUR 104 for the third quarter of 2022. Furthermore, other operating income included government grants awarded for R&D projects of kEUR 179 (third quarter 2022: kEUR 158).

The changes in foreign currency gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our U.S. subsidiary. The changes in foreign currency losses were mainly driven by the valuation of the promissory note issued to Anzu in January 2023.

Operating loss was kEUR 2,798 in the third quarter of 2023 compared to an operating loss of kEUR 2,540 in the comparative period in 2022. This was mainly due to a lower positive net impact from other operating expenses and other operating income amounting to kEUR 656 for the third quarter of 2023 compared to a positive net impact amounting to kEUR 1,068 for the third quarter of 2022, in combination with higher administrative expenses in the third quarter of 2023 compared to the third quarter of 2022. This was partially offset by lower selling expenses as well as lower research and development expenses, while gross profit was almost flat.

Financial result was negative kEUR 381 in the third quarter of 2023, compared to a financial result of negative kEUR 6,167 in the comparative period in 2022. The primary components of the financial result are described below.

In October 2022, the loan granted by the European Investment Bank (the ‘EIB Loan') including all interest was early settled and consequently the loan and the related derivative financial instruments were derecognized, therefore there is no finance income/expense from EIB Loan/derivatives for the third quarter of 2023. The derecognition in October 2022 resulted in the write-down of the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranches A and B1 of the EIB Loan amounting to kEUR 4,664 for the third quarter of 2022. Those derivative financial instruments were revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within the financial result of the consolidated statements of comprehensive loss. An increase in our share price resulted in a finance expense, while a decrease led to a finance income, keeping other parameters constant. Additionally, in the course of the early settlement of the EIB Loan, we recognized a finance expense of kEUR 907 in the third quarter of 2022 related to the revision of estimated future cash flows from tranches A and B1 of the EIB Loan that led to an adjustment of the carrying amounts of the two tranches.

This decrease in the above-mentioned interest and fair value expenses was partially offset by increased interest expense on lease liabilities amounting to kEUR 286 for the third quarter of 2023, compared to kEUR 33 for the comparative period in 2022 related to the sale and leaseback transaction regarding voxeljet AG’s properties located in Friedberg, Bavaria, Germany. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022.

Financial result also included finance income from revaluation of derivative financial instruments related to the Anzu Note (as described in Note 1) amounting to a finance income of kEUR 7 for the third quarter of 2023, compared to kEUR 0 for the comparative period. For further information, see Note 7.

Net loss for the third quarter of 2023 was kEUR 3,179 or EUR 0.34 per share, as compared to net loss of kEUR 8,702, or EUR 1.23 per share, in the third quarter of 2022.

Nine Months Ended September 30, 2023 Results

Revenues for the nine months ended September 30, 2023 increased by 11.4% to kEUR 19,019 from kEUR 17,066 for the prior year period.

Systems revenues were kEUR 10,570 for the first nine months of 2023 compared to kEUR 7,732 for the same period last year. The Company sold seven new 3D printers during the first nine months of 2023, compared to four new and two used and refurbished 3D printers during the prior year period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The increase in revenues from our Systems segment was mainly related to a significant increase in revenues from the sale of 3D printers due to a higher number of units sold in combination with a more favorable product mix which included more larger scale platforms. In addition, Systems-related revenues increased due to higher market demand in our after-sales activities in connection with an increased installed base of our 3D printers. Systems revenues represented 55.6% of total revenue for the nine months ended September 30, 2023 compared to 45.3% for the same period in the prior year.

Services revenues were kEUR 8,449 for the nine months ended September 30, 2023 compared to kEUR 9,334 for the same period last year. This decrease of 9.5% was mainly due to lower revenue contributions from our German service center and our subsidiary voxeljet China. This was negligibly offset by slightly higher revenue contributions from our American service center, and we see continuing strong market demand in our Services segment from the Americas region. After a particularly strong fiscal year 2022 in the EMEA region, in 2023 we have witnessed a relative decrease in market demand in this region, but a considerable level of demand, in absolute terms, remained for the nine months ended September 30, 2023.

Cost of sales for the nine months ended September 30, 2023 were kEUR 13,597, an increase of kEUR 1,859 compared to cost of sales of kEUR 11,738 for the same period in 2022.

Gross profit and gross profit margin for the nine months ended September 30, 2023 were kEUR 5,422 and 28.5%, respectively, compared to kEUR 5,328 and 31.2%, respectively, for the prior year period.

Gross profit for our Systems segment increased to kEUR 2,804 for the nine months ended September 30, 2023 from kEUR 1,765 for the same period in 2022. This improvement was mainly driven by an increase in revenues. Gross profit margin for our Systems segment also increased, amounting to 26.5% for the nine months ended September 30, 2023 compared to 22.8% for the prior year period, mainly due to a more favorable product mix, especially regarding Systems-related revenues but also related to the sale of 3D printers. The sale of larger scale platforms usually provides higher gross profit (margins) compared to smaller platforms. In addition, we recognized a change in valuation allowance for inventories following the Company’s inventory reserve policy amounting to kEUR 233 negative for the nine months ended September 30, 2023, compared to kEUR 597 negative for last year’s same period.

Gross profit for our Services segment decreased to kEUR 2,618 for the nine months ended September 30, 2023 from kEUR 3,563 in the same period in 2022. Also gross profit margin for this segment decreased to 31.0% for the first nine months of 2023 from 38.2% in the same period in 2022. Both decreases were mainly related to lower gross profit as well as gross profit margin contributions from our German operation and from our Chinese subsidiary, reflecting the lower utilization of both service centers in line with the declined revenues. This was partially offset by our subsidiary voxeljet America, where gross profit as well as gross profit margin improved as a result of a higher utilization of the American service center, reflecting the increase in revenues.

Selling expenses were kEUR 5,822 for the nine months ended September 30, 2023 compared to kEUR 5,540 for the same period in 2022. The year-over-year increase was mainly due to higher personnel expenses as well as higher expenses for trade fairs and exhibitions including travel expenses. This was partially offset by lower distribution expenses in spite of increased revenues. Shipping and packaging expenses as a main driver of selling expenses vary noticeably from quarter to quarter depending on quantities and types of products sold and the destinations where those goods are being delivered.

Administrative expenses increased by kEUR 176 to kEUR 4,924 for the first nine months of 2023 from kEUR 4,748 for the prior year period. This was mainly related to higher personnel expenses.

R&D expenses slightly decreased to kEUR 4,671 for the nine months ended September 30, 2023 from kEUR 4,767 for the same period in 2022, a decrease of kEUR 96. This was mainly due to lower expenses for usage of external services as well as lower personnel and material expenses. This was partially offset by higher maintenance expenses as well as higher depreciation. R&D expenses can vary from quarter to quarter and are usually driven by variations in project types and phases.

Other operating expenses for the nine months ended September 30, 2023 were kEUR 795 compared to kEUR 573 for the prior year period. This was mainly due to higher losses from foreign currency transactions amounting to kEUR 722 for the nine months ended September 30, 2023 compared to kEUR 357 for the prior year period.

Other operating income was kEUR 2,214 for the nine months ended September 30, 2023 compared to kEUR 4,685 for the prior year period. This decrease was mainly due to the reclassification of the foreign currency translation reserve in the first quarter of 2022, which was previously recognized in other comprehensive income on consolidation of the accounts of our UK subsidiary voxeljet UK Ltd. (‘voxeljet UK’), to profit and loss account on deconsolidation amounting to kEUR 1,475, related to the finalization of the wind-up of voxeljet UK on February 17, 2022. In addition, we recorded lower gains from foreign exchange transactions amounting to kEUR 619 for the nine months ended September 30, 2023 compared to kEUR 2,171 for the comparative period in 2022. This was partially offset by higher cost reimbursements for R&D expenses amounting to kEUR 830 for the nine months ended September 30, 2023 compared to kEUR 299 for last year’s same period. Furthermore, other operating income included government grants awarded for R&D projects of kEUR 527 (nine months ended September 30, 2022: kEUR 293).

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our U.S. subsidiary.

Operating loss was kEUR 8,576 in the nine months ended September 30, 2023 compared to an operating loss of kEUR 5,615 in the comparative period in 2022. This was mainly due to a lower positive net impact from other operating expenses and other operating income amounting to kEUR 1,419 for the nine months ended September 30, 2023 compared to a positive net impact amounting to kEUR 4,112 for last year’s same period in combination with higher selling and administrative expenses. This was partially offset by a slight improvement of gross profit and slightly lower research and development expenses.

Financial result was negative kEUR 1,479 for the nine months ended September 30, 2023, compared to a financial result of negative kEUR 5,723 for the comparative period in 2022. The primary components of the financial result are described below.

In October 2022, the EIB Loan including all interest was early settled and consequently the loan as well as the related derivative financial instruments were derecognized, therefore there is no finance income/expense from EIB Loan/derivatives for the nine months ended September 30, 2023. The derecognition in October 2022 resulted in the write-down of the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A of the EIB Loan, which resulted in finance expense amounting to kEUR 2,827 for the nine months ended September 30, 2022. This was partially offset by the write-down of the bifurcated embedded derivative financial liability for the performance participation interest for tranche B1 of the EIB Loan, which resulted in finance income of kEUR 516 for the nine months ended September 30, 2022.

Additionally, in the course of the early settlement of the EIB Loan, we recognized a finance expense of kEUR 907 in the third quarter of 2022 related to the revision of estimated future cash flows from tranches A and B1 of the EIB loan that led to an adjustment of the carrying amounts of the two tranches.

Finance expense related to long term debt amounted to kEUR 395 for the nine months ended September 2023, compared to kEUR 2,625 for the nine months ended September 30, 2022, including the kEUR 907 adjustment of the carrying amounts of tranches A and B1of the EIB Loan as described above.

The decrease in the above-mentioned interest and fair value expenses was partially offset by increased interest expense on lease liabilities amounting to kEUR 866 for the nine months ended September 30, 2023, compared to kEUR 103 for the comparative period in 2022, mainly related to the sale and leaseback transaction regarding voxeljet AG’s properties located in Friedberg, Bavaria, Germany. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022.

In addition, finance expense related to the change in fair value of bond funds decreased from kEUR 773 for the nine months ended September 30, 2022 to kEUR 0 for the nine months ended September 30, 2023.

Financial result also included finance expense from revaluation of derivative financial instruments related to the Anzu Note amounting to kEUR 325 for the nine months ended September 30, 2023, compared to kEUR 0 for the comparative period. For further information, see Note 7.

Net loss for the nine months ended September 30, 2023 was kEUR 10,067, or EUR 1.09 per share, as compared to net loss of kEUR 11,254, or EUR 1.59 per share for the prior year period.

Business Outlook

Our revenue guidance for the fourth quarter of 2023 is expected to be in the range of kEUR 10,000 to kEUR 13,500.

We refine in part and reaffirm in part our guidance for the full year ending December 31, 2023:

-	Full year revenue is expected to be in the range of kEUR 29,000 to kEUR 32,500 (range is refined to the upper end of our earlier guidance)
-	Gross profit margin remains expected to be above 31.5%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses remain expected to be in the range of kEUR 14,000 to kEUR 16,000 and R&D expenses are projected to be between approximately kEUR 6,750 and kEUR 7,000 (slightly lowered from our earlier guidance). Depreciation and amortization expense remains expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2023 remains expected to be slightly negative to neutral. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures are projected to be in the range of kEUR 1,500 to kEUR 1,750 (lowered from our earlier guidance), which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders as of September 30, 2023 was kEUR 11,737, which represents fifteen 3D printers. This compares to a backlog of kEUR 9,975 representing eleven 3D printers, December 31, 2022. As production and delivery of our printers are generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer, as well as the timing of customers’ requested deliveries.

As of September 30, 2023, we had cash and cash equivalents of kEUR 4,968, and additionally held kEUR 2,988 of restricted cash and kEUR 1,891 of term deposits, which are included in current other financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the third quarter of 2023 on Friday, November 17, 2023 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-704-4453 in the United States/Canada, or 1-201-389-0920 for international, Conference Title “voxeljet AG Third Quarter 2023 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13742023. The recording will be available for replay through November 24, 2023.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://events.q4inc.com/attendee/670347144 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Notes	9/30/2023	12/31/2022

		(€ in thousands)
		unaudited
Current assets		31,543	35,481
Cash and cash equivalents	7	4,968	12,119
Other financial assets	7	4,889	2,047
Trade receivables, net	7	4,753	6,165
Inventories	4	13,736	11,136
Income tax receivables		46	23
Other assets		3,151	3,991

Non-current assets		17,724	19,639
Other financial assets	7	4	944
Intangible assets		826	819
Property, plant and equipment	5	16,843	17,799
Other assets		51	77

Total assets		49,267	55,120

	Notes	9/30/2023	12/31/2022

		(€ in thousands)
Current liabilities		12,565	11,182
Trade payables	7	2,426	2,683
Contract liabilities		7,053	4,877
Other financial liabilities	7	945	1,161
Other liabilities and provisions	6	2,141	2,461

Non-current liabilities		22,122	19,216
Contract liabilities		220	281
Other financial liabilities	7	21,701	18,743
Other liabilities and provisions	6	201	192

Equity		14,580	24,722
Subscribed capital		9,135	9,135
Capital reserves		113,098	112,996
Accumulated deficit		(107,236)	(97,240)
Accumulated other comprehensive income (loss)		(641)	(464)
Equity attributable to the owners of the company		14,356	24,427
Non-controlling interest		224	295
Total equity and liabilities		49,267	55,120

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
		(€ in thousands except share and share data)

Revenues	9, 10	6,167	5,735	19,019	17,066
Cost of sales	9	(4,515)	(4,089)	(13,597)	(11,738)
Gross profit	9	1,652	1,646	5,422	5,328
Selling expenses		(1,790)	(2,015)	(5,822)	(5,540)
Administrative expenses		(1,782)	(1,566)	(4,924)	(4,748)
Research and development expenses		(1,534)	(1,673)	(4,671)	(4,767)
Other operating expenses		(181)	(159)	(795)	(573)
Other operating income		837	1,227	2,214	4,685
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		(10)	9	(57)	(120)
Operating loss		(2,798)	(2,540)	(8,576)	(5,615)
Finance expense	8	(425)	(6,175)	(1,586)	(6,333)
Finance income	8	44	8	107	610
Financial result	8	(381)	(6,167)	(1,479)	(5,723)
Loss before income taxes		(3,179)	(8,707)	(10,055)	(11,338)
Income tax income (expense)		—	5	(12)	84
Net loss		(3,179)	(8,702)	(10,067)	(11,254)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		(53)	(276)	(177)	(2,047)
Total comprehensive loss		(3,232)	(8,978)	(10,244)	(13,301)

Loss attributable to:
Owners of the Company		(3,147)	(8,659)	(9,996)	(11,170)
Non-controlling interests		(32)	(43)	(71)	(84)
		(3,179)	(8,702)	(10,067)	(11,254)

Total comprehensive loss attributable to:
Owners of the Company		(3,200)	(8,935)	(10,173)	(13,217)
Non-controlling interests		(32)	(43)	(71)	(84)
		(3,232)	(8,978)	(10,244)	(13,301)

Weighted average number of ordinary shares outstanding		9,134,724	7,026,711	9,134,724	7,026,711
Loss per share - basic/ diluted (EUR)		(0.34)	(1.23)	(1.09)	(1.59)

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2021	7,027	110,264	(85,974)	1,400	32,717	(230)	32,487
Loss for the period	--	--	(11,170)	--	(11,170)	(84)	(11,254)
Foreign currency translations	--	--	--	(572)	(572)	--	(572)
Reclassification to profit or loss on deconsolidation of subsidiary	--	--	--	(1,475)	(1,475)	--	(1,475)
Equity-settled share-based payment	--	49	--	--	49	--	49
Change of non-controlling interests due to capital increase	--	(668)	--	--	(668)	668	--
Balance at September 30, 2022	7,027	109,645	(97,144)	(647)	18,881	354	19,235

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2022	9,135	112,996	(97,240)	(464)	24,427	295	24,722
Loss for the period	--	--	(9,996)	--	(9,996)	(71)	(10,067)
Foreign currency translations	--	--	--	(177)	(177)	--	(177)
Equity-settled share-based payment	--	102	--	--	102	--	102
Balance at September 30, 2023	9,135	113,098	(107,236)	(641)	14,356	224	14,580

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2023	2022

	(€ in thousands)

Cash Flow from operating activities

Loss for the period	(10,067)	(11,254)

Depreciation and amortization	2,198	2,174
Foreign currency exchange differences including loan to subsidiaries	(82)	(1,589)
Foreign currency translation reserve reclassified to profit or loss	--	(1,475)
Change in fair value of bond funds	--	773
Share-based compensation expense	102	49
Change in impairment of trade receivables and other receivables	57	120
Non-cash interest expense on long-term debt	333	2,540
Change in fair value of derivative equity forward	--	2,311
Change in fair value of derivative put option	325	--
Change in inventory allowance	233	597
Loss on disposal of property, plant and equipment and intangible assets	--	23
Interest paid	928	129
Interest received	(88)	(75)
Interest accrued	(13)	--
Other	(1)	(87)

Change in working capital	(666)	(1,635)
Trade and other receivables, inventories and current assets	(2,343)	(6,163)
Trade payables	(143)	773
Other liabilities, contract liabilities and provisions	1,842	3,776
Income tax payable/receivables	(22)	(21)
Total	(6,741)	(7,399)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(534)	(574)
Proceeds from disposal of financial assets	1,873	12,581
Payments to acquire financial assets	(3,715)	--
Interest received	88	75
Total	(2,288)	12,082

Cash Flow from financing activities

Repayment of lease liabilities	(761)	(356)
Repayment of long-term debt	(79)	(1,522)
Proceeds long-term debt	3,028	--
Debt transaction cost	(124)	--
Proceeds from issue of ordinary shares in the form of ADS	860	--
Share issue cost	(71)	--
Change in restricted cash	--	294
Interest paid	(931)	(129)
Total	1,922	(1,713)

Net increase (decrease) in cash and cash equivalents	(7,107)	2,970

Cash and cash equivalents at beginning of period	12,119	7,027
Changes to cash and cash equivalents due to foreign exchanges rates	(44)	240
Cash and cash equivalents at end of period	4,968	10,237

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG (‘voxeljet’ or the ‘Company’) and its wholly-owned subsidiaries voxeljet America Inc. (‘voxeljet America’) and voxeljet India Pvt. Ltd. (‘voxeljet India’), as well as voxeljet China Co. Ltd. (‘voxeljet China’), where voxeljet AG holds 88.52%, which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (‘NASDAQ’). The liquidation of voxeljet UK Ltd. (‘voxeljet UK’), our UK subsidiary, was finalized on February 17, 2022, upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up. Therefore, voxeljet UK accounts were deconsolidated in the first quarter of 2022.

The condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022. The results of operations for the three and nine months ended September 30, 2023, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2022.

Standard	Effective date	Descriptions
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in Connection with Assets and Liabilities arising from a single transaction
IFRS 17 and IFRS 9	01/2023	Initial Application of IFRS 17 and IFRS 9―Comparative Information (Amendment to IFRS 17)
IAS 12	01/2023	International Tax Reform—Pillar Two Model Rules
IAS 1	01/2024	Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
IFRS 16	01/2024	Lease Liability in a Sale and Leaseback
IAS 7 and IFRS 7	01/2024	Supplier Finance Arrangements
IFRS S1	01/2024	General Sustainability-related Disclosures
IFRS S2	01/2024	Climate-related Disclosures
IAS 21	01/2025	Lack of Exchangeability

The adoption of standards effective 01/2023 did not have a material impact on the interim financial statements as of and for the three and nine months ended September 30, 2023. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2024 or later will have on its financial statements, but does not expect they will have a significant impact.

The condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2023 and 2022 were authorized for issue by the Management Board on November 16, 2023.

Reclassification

Certain prior year amounts have been reclassified in the condensed consolidated statement of financial position to conform to the current period presentation. These reclassifications had no effect on reported total assets and equity attributable to the owners of the company.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the nine months ended September 30, 2023, full year 2022, 2021 and 2020 amounting to kEUR 10,067, kEUR 11,409, kEUR 10,586 and kEUR 15,481, respectively. Additionally, voxeljet had negative cash flows from operating activities in the nine months ended September 30, 2023, full year 2022, 2021 and 2020 of kEUR 6,741, kEUR 9,184, kEUR 6,537 and kEUR 6,598, respectively, mainly due to continuous net losses.

During 2021, in January, February and July, the Company completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32.0 million (€ 26.6 million) before deducting fees and expenses. Further, on October 13, 2022, the Company announced that it has completed another registered direct offering and sale of 1,279,070 ordinary shares in the form of ADSs at a purchase price of USD 3.44 (€ 3.60) per share. The gross proceeds of the offering amounted to approximately USD 4.4 million (€ 4.6 million).

On October 31, 2022 the Company closed a sale and leaseback transaction (the ’Sale-Leaseback‘) regarding voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH, which was initiated on August 11, 2022. Under this agreement, voxeljet was entitled to receive proceeds from the sale amounting to € 26.5 million and entered into a long-term lease contract. Simultaneously, on August 11, 2022, voxeljet initiated the full settlement of the Finance Contract entered into with the European Investment Bank (the ’EIB‘), dated November 9, 2017 (the “Finance Contract”), including the repayment of tranche A and B1 thereunder, including all interest for a fixed amount of € 22.0 million. In addition, the Company initiated the early settlement of certain loans for which the sold properties were collateralized, which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) (‘Sparkasse‘) with a settlement of € 0.8 million in August 2022 and € 3.1 million in October 2022. Consequently, the Company has written down the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B. The write-down resulted from the early repayment of the Finance Contract in October 2022. The write-down of the bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A resulted in finance expense amounting to kEUR 2,827, and the bifurcated embedded derivative financial liability for the performance participation interest for tranche B1 resulted in finance income of kEUR 516.

The closing process of the transaction, which began through the initiation of the Sale-Leaseback at the notary on August 11, 2022, was successfully finalized on October 31, 2022. The closing included the receipt of the proceeds from IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH, the settlements with EIB and Sparkasse and the subsequent initiation of the release process for land charges and commencement of the long-term lease contract on November 1, 2022. These steps further improved voxeljet’s liquidity and financial flexibility, and released the Company from all covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the ’Minimum Cash Covenant’).

In December 2022, the Company privately placed 828,943 ADSs, each representing one ordinary share, at a purchase price of USD 2.16 (€ 2.04), with the institutional investor Anzu Ventures II LLC (‘Anzu‘). The capital increase was registered on December 22, 2022 and the private placement was completed when voxeljet received the remaining portion of the related funds amounting to USD 0.9 million (€ 0.9 million) in January 2023. The first portion of USD 0.9 million (€ 0.8 million) was received in December 2022. This capital increase provided the Company with gross proceeds of USD 1.8 million (€ 1.7 million) before deducting fees and expenses.

In January 2023, the Company issued a promissory note to Anzu (the ’Anzu Note‘), in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (as of September 30, 2023: € 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

The capital increases described above improved voxeljet’s liquidity as well as equity ratio significantly. Also, the financing received through the Anzu Note had a positive impact on the Company’s cash reserves. In addition, the closing of the Sale-Leaseback in connection with the early settlement of certain loans, released voxeljet from significant financial obligations mainly related to the repayment of tranche A thereunder, including the performance participation interest from the loan received from the EIB. Tranche A would have become due in December 2022 amounting to approximately € 14.6 million reduced or increased by the fair value of the performance participation interest. The early settlement further released the Company from all the covenants in the Finance Contract, including the Minimum Cash Covenant.

In spite of this success, according to the Group’s current liquidity forecasts, voxeljet will require further funding in the near short term to maintain its operations. Therefore, management is taking steps to raise additional funds, including meetings with potential new and existing investors and banks, which may include debt and/or equity financing, and there can be no assurance that the Company will be able to raise further funds on terms favorable to the Company, if at all.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact voxeljet’s ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members could result in further adverse impacts on the Company’s business, including a drop in market demand, price increases for raw materials and energy or delays in the global supply chain. Currently management does not anticipate any material risks to the Company’s business, operations and financial performance resulting from the Israel-Hamas conflict which broke out in early October 2023.

These events and conditions described above raise material uncertainties that may cast significant doubt upon voxeljet’s ability to continue as a going concern. Despite the ongoing losses, reduced cash flow as well as with the existing financial obligations, management assumes that voxeljet will continue as a going concern. However, the going concern is dependent upon management and the Company being successful in:

-	achievement of budgeted sales, and
-	successful fundraising in form of equity and/or debt

Those assumptions are included in the Company’s current liquidity forecasts, and management believes that the Company has the ability to meet its financial obligations for at least the next 12 months from the authorization for issuance of these condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2023 by the Management Board on November 16, 2023 and therefore continues as a going concern.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2022, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 30, 2023. These policies have been applied to all financial periods presented.

3. Share based payment arrangements

Option Plan 2017

On April 7, 2017, voxeljet AG established a share option plan (Option Plan 2017) that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. 279,000 options (75%, tranche 1) were granted on April 7, 2017. 93,000 options (25%, tranche 2) were granted on April 12, 2018.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met. The options from tranche 1 and tranche 2 have an expiration date of April 7, 2027 and April 12, 2028, respectively.

In order to avoid insider trading, there are defined trading windows during which the options can be exercised. When those trading windows are closed, the exercise of options is not possible.

The fair value of the employee share option plan has been measured for tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

Option Plan 2017
	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as of the grant date. As of September 30, 2023 265,050 options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options as of September 30, 2023 amounts to 3.8 years (September 30, 2022: 4.8 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 0 in the three months and kEUR 0 in the nine months ended September 30, 2023 (three months and nine months ended September 30, 2022: kEUR 0 and kEUR 49, respectively).

Option Plan 2022

On November 21, 2022, voxeljet AG established a second share option plan (Option Plan 2022) that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under this share option plan are 330,671. 330,669 options were granted on November 23, 2022. The remaining two options will not be granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met. The options have an expiration date of November 23, 2032.

In order to avoid insider trading, there are defined trading windows during which the options can be exercised. When those trading windows are closed, the exercise of options is not possible.

The fair value of the employee share option plan has been measured using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

Option Plan 2022
Parameter
Share price at grant date	USD 3.04
Exercise price	USD 3.04
Expected volatility	66.80%
Expected dividends	--
Risk-free interest rate	3.68%
Fair value at grant date	USD 1.90

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as of the grant date. As of September 30, 2023, 0 options are exercisable and 302,326 options are outstanding. The weighted-average contractual life of outstanding options as of September 30, 2023 amounts to 9.2 years.

The expenses recognized in the profit and loss statement in relation to Option Plan 2022 amounted to kEUR 27 in the three months and kEUR 102 in the nine months ended September 30, 2023 (three months and nine months ended September 30, 2022: kEUR 0 and kEUR 0, respectively).

Item 7 of voxeljet’s annual general meeting on May 25, 2023 resolved the extension of the authorization to issue stock option rights (Option Plan 2022). The authorization of the Management Board or - insofar as subscription rights are issued to members of the Management Board - of the Supervisory Board to issue share option rights resolved by the Annual General Meeting on June 2, 2022 under Item 7 was amended to the extent that the number of subscription rights to be issued is increased by 210,801 from 330,671 to 541,472.

4. Inventories

	9/30/2023	12/31/2022

	(€ in thousands)
Raw materials and merchandise	4,223	3,116
Work in progress	9,513	8,020
Total	13,736	11,136

5. Property, plant and equipment, net

	9/30/2023	12/31/2022

	(€ in thousands)
Land, buildings and leasehold improvements	11,356	12,038
Plant and machinery	4,724	4,900
Other facilities, factory and office equipment	747	784
Assets under construction and prepayments made	16	77
Total	16,843	17,799
Thereof pledged assets of Property, Plant and Equipment	242	310

As of September 30, 2023, the pledged assets consist of three (December 31, 2022: three) 3D printers that serve as collateral for certain credit lines and loan agreements.

6. Other liabilities and provisions

	9/30/2023	12/31/2022

	(€ in thousands)
Accruals for vacation and overtime	352	294
Employee bonus	332	623
Liabilities from payroll	301	301
Accruals for compensation of Supervisory board	158	180
Liabilities from VAT	143	164
Management compensation	130	167
Accruals for commissions	55	21
Accruals for licenses	35	46
Customers with a credit balance	19	22
Others	157	171
Other liabilities	1,682	1,989

Accrual for warranty	430	358
Accruals for management compensation	201	192
Labour dispute	29	114
Provisions	660	664

Total	2,342	2,653

Non-current portion of variable compensation for 2023 and 2022 of kEUR 201 and kEUR 192, respectively, are included in non-current other liabilities and provisions.

7. Financial instruments

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
9/30/2023			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	—	4	14,610	—	14,614

Current assets	—	—	14,610	—	14,610

Cash and cash equivalents	—	—	4,968	—	4,968

Other financial assets	—	—	4,889	—	4,889	—	—	—	—
Term Deposit	—	—	1,891	—	1,891	—	—	—	—
Restricted cash	—	—	2,988	—	2,988	—	—	—	—
Accrued interest	—	—	10	—	10	—	—	—	—

Trade receivables, net	—	—	4,753	—	4,753

Non-current assets	—	4	—	—	4

Other financial assets	—	4	—	—	4	4	—	—	4
Equity securities	—	4	—	—	4	4	—	—	4

Total liabilities	869	—	—	5,195	25,072

Current liabilities	—	—	—	2,564	3,371

Trade payables	—	—	—	2,426	2,426

Other financial liabilities	—	—	—	138	945	—	—	137	137
Current portion of long-term debt	—	—	—	138	138	—	—	137	137
Lease liability	—	—	—	—	807	—	—	—	n/a

Non-current liabilities	869	—	—	2,631	21,701

Other financial liabilities	869	—	—	2,631	21,701	—	—	3,387	3,387
Derivative financial instruments	869	—	—	—	869	—	—	869	869
Long-term debt	—	—	—	2,631	2,631	—	—	2,518	2,518
Lease liability	—	—	—	—	18,185	—	—	—	n/a
Security deposit	—	—	—	—	16	—	—	—	n/a

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2022			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	—	4	21,271	—	21,275

Current assets	—	—	20,331	—	20,331

Cash and cash equivalents	—	—	12,119	—	12,119

Other financial assets	—	—	2,047	—	2,047	—	—	—	—
Restricted cash	—	—	2,047		2,047	—	—	—	—

Trade receivables, net	—	—	6,165	—	6,165

Non-current assets	—	4	940	—	944

Other financial assets	—	4	940	—	944	4	—	—	4
Equity securities	—	4	—	—	4	4	—	—	4
Restricted cash	—	—	940	—	940

Total liabilities	—	—	—	2,837	22,587

Current liabilities	—	—	—	2,789	3,844

Trade payables	—	—	—	2,683	2,683

Other financial liabilities	—	—	—	106	1,161	—	—	106	106
Current portion of long-term debt	—	—	—	106	106	—	—	106	106
Lease liability	—	—	—	—	1,055	—	—	—	n/a

Non-current liabilities	—	—	—	48	18,743

Other financial liabilities	—	—	—	48	18,743	—	—	45	45
Long-term debt	—	—	—	48	48	—	—	45	45
Lease liability	—	—	—	—	18,679	—	—	—	n/a
Security deposit	—	—	—	—	16	—	—	—	n/a

The valuation techniques used to determine the fair value of financial instruments include the use of quoted market prices as well as discounted cash flow analysis.

The fair value of equity securities is determined by multiplying their quoted share price and the number of shares held.

In January 2023, the Company issued the Anzu Note to the institutional investor Anzu Ventures II LLC ('Anzu’) in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (as of September 30, 2023: € 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

The Anzu Note contains an early prepayment right for the Company (call option) and a conditional early prepayment right for the lender (put option dependent on the occurrence of a fundamental change event). The initial analysis of the derivative financial instruments in connection with the early prepayment rights embedded in the Anzu Note was based on the analysis of the market rate of interest implied in the contract and the contractual strike interest rate underlying the call and put option. This qualitative analysis yielded a fair value of zero for the call option and a fair value equal to the intrinsic value of the put option. The result was confirmed by a Hull-White model using the U.S. Treasury yield curve, the volatility thereof, the expected recovery rate and the default intensity (credit spread) as well as the mean reversion as input parameters. The fair value of the conditional put option at inception was derived in an iterative process based on the contractual terms of the Anzu Note, the strike price of the put option, likelihood of occurrence of a fundamental change event and the fair value of the combined instrument including the derivatives. The equilibrium (i.e. matching of the total fair value of the instrument with the funds received under the Anzu Note) yields the fair value of the put and the implied interest rate of the note without the put. The subsequent valuation of the call option is based on a qualitative assessment of changes in the credit conditions of the Company; the subsequent valuation of the conditional put option is based on the likelihood of occurrence of a fundamental change event and the updated implied interest rate using market yield curves. As of September 30, 2023, management assessed the likelihood of occurrence of a fundamental change event to be at 25%.

The fair value of embedded derivative financial instruments from the Anzu Note is measured using inputs that are mostly not observable in the market and it has therefore been classified in level 3. The fair value of the conditional put option might increase (decrease) based on an increase (decrease) in the estimated likelihood of occurrence of a fundamental change event. An increase (decrease) in the likelihood of one percentage point would lead to an increase (decrease) in the fair value of the put of kEUR 35.

For the revaluation of the put option voxeljet uses an external expert. The voxeljet team receives and reviews the calculation and makes appropriate postings on each balance sheet date. The external expert provides the calculation to the voxeljet team on a quarterly basis.

The following table presents the changes in level 3 instruments for the nine months ended September 30, 2023, which were related to the Anzu Note as described above:

Non-current liabilities
(€ in thousands)	Derivative financial instruments
Balance at December 31, 2022	—
Addition	535
(Gains)/losses from revaluation recognized in income statement	325
(Gains)/losses from foreign currency translation recognized in income statement	9
Balance at September 30, 2023	869

Derivative financial instruments are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss as finance income or finance expense. Finance expense amounting to kEUR 325 was recognized for the nine months ended September 30, 2023. Further, a loss from foreign currency valuation of kEUR 9 was recognized in other operating expenses for the nine months ended September 30, 2023. These effects are attributable to changes in unrealized gains/losses relating to financial liabilities held at the end of the reporting period September 30, 2023.

The fair value of the other long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposits and current portions of long-term debt approximate their fair values.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of each quarter. As of September 30, 2023, and December 31, 2022, there were no transfers of financial instruments measured at fair value between level 1, level 2 and level 3.

As of September 30, 2023, the Company was in compliance with all covenants.

8. Financial result

	Three months ended September 30,
	2023	2022

	(€ in thousands)
Finance expense	(425)	(6,175)
Interest expense on lease liabilities	(286)	(33)
Interest expense from the application of the effective interest rate method	(139)	(1,475)
Expense from revaluation of derivative financial instruments	--	(4,664)
Other	--	(3)
Finance income	44	8
Interest income from term deposits	34	--
Income from revaluation of derivative financial instruments	7	--
Other	3	8
Financial result	(381)	(6,167)

	Nine months ended September 30,
	2023	2022

	(€ in thousands)
Finance expense	(1,586)	(6,333)
Interest expense on lease liabilities	(866)	(103)
Interest expense from the application of the effective interest rate method	(395)	(2,625)
Expense from revaluation of derivative financial instruments	(325)	(2,827)
Fair value valuation of financial assets	--	(773)
Other	--	(5)
Finance income	107	610
Payout of bond funds	--	77
Interest income from term deposits	100	--
Income from revaluation of derivative financial instruments	--	516
Other	7	17
Financial result	(1,479)	(5,723)

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended September 30,
	2023				2022
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	3,503	2,781	(117)	6,167	2,874	3,031	(170)	5,735
Third party	3,386	2,781		6,167	2,704	3,031	--	5,735
Intra-segment	117	--	(117)	—	170	--	(170)	—
Cost of sales	(2,557)	(1,958)		(4,515)	(2,053)	(2,036)		(4,089)
Gross profit	829	823		1,652	651	995		1,646
Gross profit in %	24.5%	29.6%		26.8%	24.1%	32.8%		28.7%
Operating Expenses				(5,106)				(5,254)
Other operating expenses				(181)				(159)
Other operating income				837				1,227
Operating loss				(2,798)				(2,540)
Finance expense				(425)				(6,175)
Finance income				44				8
Financial result				(381)				(6,167)
Loss before income taxes				(3,179)				(8,707)
Income tax income (expense)				—				5
Net loss				(3,179)				(8,702)

	Nine months ended September 30,
	2023				2022
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	10,730	8,449	(160)	19,019	8,486	9,334	(754)	17,066
Third party	10,570	8,449	--	19,019	7,732	9,334	--	17,066
Intra-segment	160	--	(160)	—	754	--	(754)	—
Cost of sales	(7,766)	(5,831)		(13,597)	(5,967)	(5,771)		(11,738)
Gross profit	2,804	2,618		5,422	1,765	3,563		5,328
Gross profit in %	26.5%	31.0%		28.5%	22.8%	38.2%		31.2%
Operating Expenses				(15,417)				(15,055)
Other operating expenses				(795)				(573)
Other operating income				2,214				4,685
Operating loss				(8,576)				(5,615)
Finance expense				(1,586)				(6,333)
Finance income				107				610
Financial result				(1,479)				(5,723)
Loss before income taxes				(10,055)				(11,338)
Income tax income (expense)				(12)				84
Net loss				(10,067)				(11,254)

10. Revenues

	Three months ended September 30,
	2023	2022	2023	2022

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	1,586	847	1,783	1,731
Asia Pacific	720	1,252	134	326
Americas	1,080	605	864	974
	3,386	2,704	2,781	3,031

Timing of revenue recognition
Products transferred at a point in time	3,161	2,461	2,781	3,031
Products and services transferred over time	225	243	--	--
Revenue from contracts with customers	3,386	2,704	2,781	3,031

	Nine months ended September 30,
	2023	2022	2023	2022

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	4,249	2,997	5,186	5,852
Asia Pacific	2,442	2,540	541	868
Americas	3,879	2,195	2,722	2,614
	10,570	7,732	8,449	9,334

Timing of revenue recognition
Products transferred at a point in time	9,698	6,705	8,449	9,334
Products and services transferred over time	872	1,027	--	--
Revenue from contracts with customers	10,570	7,732	8,449	9,334

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(€ in thousands)
EMEA	3,369	2,578	9,435	8,849
Germany	922	1,257	3,714	4,275
France	286	296	679	797
Great Britain	681	490	1,870	1,681
United Arab Emirates	706	--	1,357	2
Others	774	535	1,815	2,094
Asia Pacific	854	1,578	2,983	3,408
China	296	537	1,229	1,923
South Korea	154	139	1,112	409
India	365	39	388	70
Others	39	863	254	1,006
Americas	1,944	1,579	6,601	4,809
United States	1,916	1,566	6,484	4,777
Others	28	13	117	32
Total	6,167	5,735	19,019	17,066

11. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter. On November 12, 2021, The ExOne Company and its affiliates were acquired by DESKTOP METAL, INC. Management expects that the cash outflow towards settlement of claims is very unlikely.

In September 2023, a company which develops software for businesses (the ‘software provider’), notified the Company that unlicensed software owned and copyrighted by the software provider was installed on certain computers within a voxeljet subsidiary’s network (the ‘License Matter’). Relatedly, the software provider proposed a compensation package including the purchase of license and software maintenance by the applicable voxeljet subsidiary. As of November 16, 2023, the parties have not yet commenced negotiations over the settlement of the License Matter and at this time, the Company cannot reasonably estimate a contingency, if any, related to this matter. Management expects that cash outflow towards such a settlement of claims, if any, will not have a material impact on the Company’s financial position, results of operations and liquidity.

voxeljet AG issued letters of support to its subsidiaries voxeljet China and voxeljet America to provide financial support to enable the companies to meet its obligation or liabilities as and when they fall due. The guarantee is irrevocable for at least 12 months from the date on which financial statements for the financial year ended December 31, 2022 are issued.

Further, voxeljet AG issued a letter of support to voxeljet India on July 12, 2023 to provide financial support to enable the subsidiary to meet its obligation or liabilities as and when they fall due. The guarantee is irrevocable for at least 12 months from the date of issue of this letter.

Management assessed that it is unlikely that the subsidiaries would exercise these letters of support, including in view of the License Matter.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003 - Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999 - Current
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017 - 07/10/2023
Michele Neuber	Employee	07/01/2019 - 03/31/2022
Lisa Franz	Employee	10/01/2021 - 02/18/2022
Romy Ederer	Employee	03/06/2023 - 04/14/2023

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2 in each of the nine months ended September 30, 2023 and September 30, 2022.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the nine months ended September 30, 2023 and September 30, 2022, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the nine months ended September 30, 2023 and September 30, 2022, respectively from DSCS Digital Supply Chain Solutions GmbH ('DSCS’), which was an associated company where the Company owned 33.3%. Shareholders of DSCS initiated the wind-up of DSCS in 2020, which was finalized by DSCS’s removal from the commercial register on July 10, 2023.

In addition, voxeljet employed Michele Neuber as an intern between July 2019 and March 2022. Michele Neuber is the son of Volker Neuber, who has been a member of voxeljet’s supervisory board since July 2020. Michele Neuber received a salary of kEUR 1 in the first quarter of 2022.

In addition, voxeljet employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern between October 2021 and February 2022. She received a salary of kEUR 1 in the first quarter of 2022.

Further, voxeljet employed Romy Ederer, who is the daughter of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet, as an intern between March and April 2023. She received a salary of kEUR 1 in the nine months ended September 30, 2023.

All related party transactions voxeljet entered into were made on an arm's length basis.